SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to             .

Commission file number 1-8529

The Legg Mason

Profit Sharing and 401(k) Plan and Trust

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

Legg Mason, Inc.

100 International Drive

Baltimore, Maryland 21202

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION.

Item 4.

Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Financial Statements

Together with Report of

Independent Registered Public Accounting Firm

As of December 31, 2010 and 2009 and

For the Year Ended December 31, 2010

*The other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Investment Committee of

The Legg Mason Profit Sharing and 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of The Legg Mason Profit Sharing and 401(k) Plan and Trust (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Stout, Causey & Horning, P.A.

Sparks, Maryland

June 17, 2011

A Member of SC&H Group, LLC

Phone: (410) 403-1500 ¿ Toll Free: (800) 832-3008 ¿ Fax: (410) 403-1570 ¿ Web: www.SCandH.com

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Statements of Net Assets Available for Benefits

As of December 31,	2010	2009

Assets
Cash	$459,841	$499,019
Investments, at fair value:
Participant-directed investments	408,497,293	376,941,941
Receivables
Employee contribution receivable	—	81,601
Employer contribution receivable	8,672,238	7,317,456
Receivable for investments sold	—	53,600
Notes receivable from participants	6,446,969	5,827,922

Total Receivables	15,119,207	13,280,579

Total Assets	424,076,341	390,721,539
Liabilities
Payable for investments purchased	—	417,213

Net Assets Available for Benefits	$424,076,341	$390,304,326

The accompanying notes are an integral part of these financial statements.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2010

Additions to Net Assets Available for Benefits Attributable to:
Contributions
Company	$8,672,238
Employee	22,863,345

Total Contributions	31,535,583
Investment Income
Interest and dividend income	6,514,944
Net appreciation in fair value of investments (Notes 2 and 3)	43,565,911

Total Investment Income	50,080,855
Interest Income on Notes Receivable from Participants	315,627

Total Additions	81,932,065
Deductions from Net Assets Available for Benefits Attributable to:
Benefits Paid to Participants	48,154,839
Administrative Expenses	5,211

Total Deductions	48,160,050

Net Increase in Net Assets Available for Benefits	33,772,015
Net Assets Available for Benefits:
Beginning of the Year	390,304,326

End of the Year	$424,076,341

The accompanying notes are an integral part of this financial statement.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2010 and 2009 and

For the Year Ended December 31, 2010

1.	DESCRIPTION OF PLAN

The following description of The Legg Mason Profit Sharing and 401(k) Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan, which was established on December 30, 1960, is a defined contribution plan covering substantially all employees of Legg Mason & Co., LLC (“LM & Co.”) and affiliated participating companies (the “Company”) with the exception of leased and temporary employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and was most recently amended effective January 1, 2010. An employee becomes eligible to participate in the Plan on his or her date of hire. A participant shares in discretionary Company contributions and forfeitures by completing 1,000 hours of service, as defined by the Plan, in a Plan year and being employed on the last day of the Plan year.

Affiliated companies and their effective dates of adoption of the Plan are as follows:

Howard, Weil, Labouisse, Friedrichs, Incorporated (January 1, 1989)

Bartlett & Co. (January 1, 1996)

Western Asset Management Company (April 1, 2002)

Citigroup, Inc. (December 1, 2005)

Brandywine Global Investment Management, LLC (July 1, 2008)

Participant Contributions

Contributions by employees are voluntary and may be composed of all or any of the following:

A.	A rollover of accumulated deductible employee contributions as contemplated by Section 408(d)(3) of the Internal Revenue Code (the “Code”).

B.

A voluntary pre- and post-tax compensation deferral whereby the participant may elect to defer, in the form of Company contributions to the Plan on the participant’s behalf, compensation that would otherwise have been paid to the participant during the Plan year. This compensation deferral, if elected, cannot be less than 1% and not more than 100% of the compensation that would otherwise have been paid to the participant during the Plan year. Participant contributions may not exceed the maximum allowable contribution under the Code. The maximum allowable contribution totaled $16,500 for the year ended December 31, 2010. Participants who have attained age 50 before the end of the Plan year may make additional catch-up contributions, subject to limitations imposed by the Code.

Company Contributions

The Company, upon approval of the Board of Managers, may make a matching contribution on an annual basis to all eligible employees. During 2010, the Company matched 50% of the employee contributions up to 6% of annual earnings up to a maximum matching contribution of $5,000 per employee. Company matching contributions for 2010 totaled $6,072,746.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2010 and 2009 and

For the Year Ended December 31, 2010

1.	DESCRIPTION OF PLAN – cont’d.

Company Contributions – cont’d.

Additionally, the Company may make discretionary profit sharing contributions to the Plan. The Company approved a discretionary profit sharing contribution for 2010 of $3,092,982, which includes $493,490 of reallocated forfeitures.

These Company contributions were remitted to the Plan subsequent to December 31, 2010, and accordingly, are included as contributions receivable in the accompanying statements of net assets available for benefits as of December 31, 2010.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings/losses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in deferral contributions, rollover contributions, and income earned thereon. Participants are also immediately vested in the Company’s discretionary matching contributions. Vesting in the Company’s discretionary profit sharing contributions is based on years of continuous service as presented in the following chart:

Years of Service	Percentage Vested
Less than 2	0%
2	25%
3	50%
4	75%
5	100%

A participant’s account becomes 100% vested in discretionary profit sharing contributions, regardless of years of service, at age 65 or in the event of permanent disability, death, or by reason of, and as part of, a partial Plan termination.

Forfeitures

Terminating employees of the Plan are paid the current value of the vested balance in their Plan account as soon as administratively feasible. Unvested amounts are forfeited and are used to pay Plan expenses or are reallocated to continuing participants as additional Company contributions in the year in which they are forfeited. As of December 31, 2010 and 2009, unallocated forfeitures totaled $568,927 and $364,875, respectively. Forfeitures are allocated in subsequent years based on the respective profit sharing allocations. During 2010, $340,000 in forfeitures were credited to participant accounts and $544,052 of forfeitures were created.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2010 and 2009 and

For the Year Ended December 31, 2010

1.	DESCRIPTION OF PLAN – cont’d.

Payment of Benefits

Benefit payments are available to participants upon retirement (age 65), termination of employment, death, attainment of age 59  1/2 or disability. Participants are entitled to a benefit equal to the vested portion of their account which will be distributed in the form of a lump sum payment unless the participant elects another option as provided by the Plan. Upon proof, to the satisfaction of the Plan administrator, of an immediate and heavy financial need, amounts contributed by the employee may be withdrawn for a hardship purpose. Distributions are subject to the applicable provisions of the Plan agreement. Certain income taxes and penalties may apply to withdrawals or distributions prior to age 59  1/2. Net assets of the Plan allocated to the accounts of participants who had elected to withdraw from the Plan that had not received such distributions as of December 31, 2010 and 2009 totaled $413,844 and $1,517,144, respectively.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balance, in amounts of at least $1,000 but not more than $50,000 less the highest outstanding note balance during the preceding twelve months. Three notes may be outstanding at any given time. Note repayment terms maturing through March 2029. Notes for any purpose other than the purchase of a primary residence must be repaid within 5 years. Notes accrue interest at a rate commensurate with prevailing rates as determined by the Plan. As of December 31, 2010 and 2009, interest rates on these loans ranged from 4.25% to 10.50%. The Company has the authority to deny participant notes to any director or executive officer to the extent necessary to conform to the Sarbanes Oxley Act of 2002. The Company has the right to discontinue the policy of extending notes to participants; however, it may not affect the terms or provisions of any notes outstanding at that time.

Administrative Expenses

Administrative and operational expenses of the Plan are to be paid by the Trustee with Plan assets unless the Company elects to pay them. For the year ended December 31, 2010, the majority of expenses of the Plan were paid with Plan assets through an allocation of the Plan’s ERISA Account/Budget. ERISA accounts represent a compromise made by plan sponsors that do not want to pay plan expenses themselves, however, want to ensure the participant fees are reasonable. The accounts are used to re-distribute excess plan paid expenses to pay other expenses of the Plan. Such expenses are often indirect compensation in nature and are captured as a component of unrealized gain/loss in the accompanying statements of changes in net assets available for benefits.

Plan Changes

On April 1, 2010, the Company changed Custodians and recordkeepers from The Charles Schwab Trust Company and Schwab Retirement Plan Services Company, respectively, to Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, respectively. As a result of this change, the Plan entered into a blackout period from March 25, 2010 through April 14, 2010. During that time, participants were unable to enroll in the Plan, change their contribution deferral rate, direct or diversify investments in their accounts, or obtain a note or a distribution from the Plan.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2010 and 2009 and

For the Year Ended December 31, 2010

1.	DESCRIPTION OF PLAN – cont’d.

Plan Changes – cont’d.

During the 2010 plan year, additional funds were opened to participant investments including:

•	American EuroPacific Growth Fund was moved from Share Class R5 to Share Class R6 – effective February 18, 2010

•	American Growth Fund of America was moved from Share Class R5 to Share Class R6 – effective February 18, 2010

•	HighMark NYSE ArcaTech 100 Index A was removed as an investment option to participants – effective February 18, 2010

•	American Washington Mutual Investors was moved from Share Class R5 to Share Class R6 – effective February 18, 2010

•	Citi Institutional Liquid Reserves Fund was renamed the Western Asset Institutional Liquid Reserves Fund – effective May 31, 2010

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Reclassifications consist of notes receivables from participants (Note 1) and investment classifications within fair value measurements (Note 2).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from Plan assets during the reporting period. Actual results could differ from those estimates.

Codification of Accounting Standards

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (Codification or ASC) 105, Generally Accepted Accounting Principles (ASC 105), defines the FASB ASC as the single source of authoritative accounting principles generally accepted in the United States of America (US GAAP) recognized by the FASB to be applied by nongovernmental entities. The Codification has superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification is non-authoritative. With the adoption of ASC 105, the FASB no longer issues new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB issues Accounting Standards Updates, which serve only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the basis for conclusions on the change(s) in the Codification.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2010 and 2009 and

For the Year Ended December 31, 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont’d.

Subsequent Events

The Plan evaluated for disclosure any subsequent events through the report issuance date and determined there were no material events that warrant disclosure, except as disclosed in Note 7.

Risks and Uncertainties

The Plan provides for investments in financial instruments that, in general, are exposed to risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur and materially affect the amounts reported in the statements of net assets available for benefits.

Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures (ASC 820), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2010 and 2009 and

For the Year Ended December 31, 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont’d.

Fair Value Measurements – cont’d.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Interests in registered investment companies: Valued at the net asset value (NAV) of shares held by the Plan at year-end. Assets are traded on an active market.

Common stock: Valued at unadjusted quoted market share prices within active markets.

Common stock fund: Valued using net asset values of similar quoted market prices of common stock within active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Interests in registered investment companies - blend	$15,212,624	$—	$—	$15,212,624
Interests in registered investment companies - equity	297,414,857	—	—	297,414,857
Interests in registered investment companies - fixed income	80,714,169	—	—	80,714,169
Common stock	742,188	—	—	742,188
Common stock fund	—	14,413,455	—	14,413,455

Total investments at fair value	$394,083,838	$14,413,455	$—	$408,497,293

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2010 and 2009 and

For the Year Ended December 31, 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont’d.

Fair Value Measurements – cont’d.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Interests in registered investment companies - blend	$10,778,992	$—	$—	$10,778,992
Interests in registered investment companies - equity	273,846,655	—	—	273,846,655
Interests in registered investment companies - fixed income	78,080,319	—	—	78,080,319
Common stock	690,000	—	—	690,000
Common stock fund	—	13,545,975	—	13,545,975

Total investments at fair value	$363,395,966	$13,545,975	$—	$376,941,941

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

ASC 962, Plan Accounting – Defined Contribution Pension Plans (ASC 962), requires that participant loans be classified as notes receivable from participants on the statements of net assets available for benefits. This requirement is effective on a retrospective basis for interim or annual periods ending after December 15, 2010. The Plan implemented this requirement during the year ended December 31, 2010, and accordingly, participants loans are recorded as notes receivable from participants in the accompanying 2010 and 2009 financial statements.

3.	INVESTMENTS

Upon enrollment in the Plan, a participant may direct his/her account balance into any of the investment options listed on the schedule of assets (held at end of year). Subject to certain limitations by the funds, participants may change their investment options and transfer amounts between investment options daily.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2010 and 2009 and

For the Year Ended December 31, 2010

3.	INVESTMENTS – cont’d.

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows as of December 31,:

	2010	2009
Legg Mason Capital Management Value Trust, Institutional Class, 1,092,201 and 1,259,723 shares, respectively	$49,749,769	$53,273,695

Legg Mason Capital Management Special Investment Trust, Institutional Class, 807,229 and 961,566 shares, respectively	33,758,332	33,433,635

Legg Mason Capital Management Opportunity Trust, Institutional Class, 2,479,209 and 2,778,703 shares, respectively	29,601,750	28,176,052

American EuroPacific Growth Fund, R6, 653,138 shares	27,020,328	*

Western Asset Institutional Liquid Reserves Fund, Class A, 26,959,484 and 29,407,403 shares, respectively	26,959,484	29,407,403

SSGA S&P 500 Index Fund, 1,145,088 shares	23,680,427	*

American EuroPacific Growth Fund, R5, 666,064 shares	*	25,496,949

*Represents less than 5% of net assets available for benefits at end of year

During 2010, the Plan’s investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Interests in registered investment companies	$40,898,584
Common stock fund	2,550,754
Common stock	116,573

$43,565,911

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

4.	INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a determination letter, dated August 31, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2010 and 2009 and

For the Year Ended December 31, 2010

4.	INCOME TAX STATUS – cont’d.

ASC 740, Income Taxes (ASC 740), prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Plan implemented the provisions of ASC 740 during the year ended December 31, 2009. Given the Plan is tax exempt and has no unrelated business taxable income, the implementation did not have a material impact on the Plan’s financial statements. The Plan recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Plan does not have any amounts relating to interest and penalties as of December 31, 2010 and 2009.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6.	OTHER MATTERS

The Plan invests in shares of Legg Mason, Inc. common stock, which qualifies as a party-in-interest transaction, through two plan alternatives, one of which is a unitized fund consisting primarily of shares of the common stock of Legg Mason, Inc. The other consists of common stock transferred in from a prior plan. Sales of 2,415 shares of Legg Mason, Inc. common stock with aggregate proceeds of $64,385 were made during 2010. There were no purchases of Legg Mason, Inc. common stock during 2010. The market value of Legg Mason, Inc. common stock at December 31, 2010 and 2009 was $742,188 (20,463 shares) and $690,000 (22,878 shares), respectively.

Cash balances maintained by the Plan and the Legg Mason, Inc. common stock directly owned by the Plan are held by M&T Bank and Deutsche Bank, respectively, in investment accounts. During 2009, the M&T Bank account was closed. The shares of common stock held by the unitized Legg Mason Common Stock Fund are held by Wells Fargo Bank.

Sales of 259,060 units with aggregate proceeds of $4,136,333 and purchases of 167,366 units with an aggregate purchase price of $2,686,979 of the Legg Mason Common Stock Fund units were made during 2010. The market value of the Legg Mason Common Stock Fund at December 31, 2010 and 2009 was $14,413,455 (820,645 units) and $13,545,975 (912,339 units), respectively.

Legg Mason Investor Services serves as distributor for the Legg Mason funds held by the Plan. Additionally, certain affiliated participating and non-participating companies act as manager or investment advisor for the Legg Mason funds. The Legg Mason funds in the Plan qualify as a party-in-interest transaction.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2010 and 2009 and

For the Year Ended December 31, 2010

6.	OTHER MATTERS – cont’d.

On April 1, 2010, the Company changed Custodians and recordkeepers from The Charles Schwab Trust Company and Schwab Retirement Plan Services Company, respectively, to Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, respectively. Administrative expenses were paid to the recordkeepers from the Plan totaling $5,211 for the year ended December 31, 2010. The Plan loans funds to its participants according to the applicable provisions of the Plan agreement. The Company provides the Plan with certain accounting and administrative services for which no fees are charged. All such transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7.	SUBSEQUENT EVENTS

Effective January 1, 2011, Western Asset Management Company (WAM) spun-off from the Plan and Private Capital Management, L.P. 401(k) Plan and Trust (PCM plan) was merged into the Plan. As a result of the WAM spin-off, approximately 700 WAM employees with account balances totaling approximately 20% of the Plan were transferred out of the Plan. In addition, the normal retirement age for the Plan was changed from 65 to 62.

SUPPLEMENTAL SCHEDULE PROVIDED

PURSUANT TO DEPARTMENT OF LABOR’S

RULES AND REGULATIONS

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

EIN#: 20-3171699

Plan #: 001

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2010

(a)	(b) Identity of issue, borrower, or similar party	(c) Description of investment	(d) **Cost	No. of Shares	(e) Current Value
	Dodge and Cox Balanced Fund	Interests in registered Investment Company - Blend		129,099	$9,065,348
*	Legg Mason Partners Target Retirement 2015 -Institutional	Interests in registered Investment Company - Blend		8,279	97,445
*	Legg Mason Partners Target Retirement 2020 - Institutional	Interests in registered Investment Company - Blend		77,183	897,639
*	Legg Mason Partners Target Retirement 2025 - Institutional	Interests in registered Investment Company - Blend		77,203	885,518
*	Legg Mason Partners Target Retirement 2030 -Institutional	Interests in registered Investment Company - Blend		91,101	1,022,148
*	Legg Mason Partners Target Retirement 2035 -Institutional	Interests in registered Investment Company - Blend		120,644	1,331,905
*	Legg Mason Partners Target Retirement 2040 -Institutional	Interests in registered Investment Company - Blend		93,432	1,044,566
*	Legg Mason Partners Target Retirement 2045 -Institutional	Interests in registered Investment Company - Blend		49,265	549,796
*	Legg Mason Partners Target Retirement 2050 -Institutional	Interests in registered Investment Company - Blend		15,142	169,435
*	Legg Mason Partners Target Retirement Fund - Institutional	Interests in registered Investment Company - Blend		12,060	148,824
	American EuroPacific Growth Fund, R6	Interests in registered Investment Company - Equity		653,138	27,020,328
	American Growth Fund of America, R6	Interests in registered Investment Company - Equity		465,794	14,178,779
	Davis Opportunity Fund Class Y	Interests in registered Investment Company - Equity		289,683	6,726,443
	Franklin Small-Mid Cap Growth Advisor Class	Interests in registered Investment Company - Equity		194,934	7,487,414
*	Legg Mason Capital Management American Leading Companies Trust, Institutional Class	Interests in registered Investment Company - Equity		302,257	5,340,873
*	Legg Mason Capital Management Growth Trust, Institutional Class	Interests in registered Investment Company - Equity		228,855	5,096,599
*	Legg Mason Capital Management Opportunity Trust, Institutional Class	Interests in registered Investment Company - Equity		2,479,209	29,601,750
*	Legg Mason Capital Management Special Investment Trust, Institutional Class	Interests in registered Investment Company - Equity		807,229	33,758,332
*	Legg Mason Capital Management Value Trust, Institutional Class	Interests in registered Investment Company - Equity		1,092,201	49,749,769
*	Legg Mason ClearBridge Equity Income Builder Fund	Interests in registered Investment Company - Equity		246,695	3,211,963
*	Legg Mason ClearBridge Small Cap Value Trust, Institutional Class	Interests in registered Investment Company - Equity		262,814	4,943,533
*	Legg Mason Batterymarch Emerging Markets, Institutional Class	Interests in registered Investment Company - Equity		236,684	5,779,823
*	Legg Mason Batterymarch International Equity Institutional Class	Interests in registered Investment Company - Equity		747,189	9,855,427
*	Legg Mason ClearBridge Aggressive Growth, Institutional Class	Interests in registered Investment Company - Equity		53,965	6,353,304
*	Legg Mason ClearBridge Appreciation, Institutional Class	Interests in registered Investment Company - Equity		212,537	2,896,883

(a)	(b) Identity of issue, borrower, or similar party	(c) Description of investment	(d) **Cost	No. of Shares	(e) Current Value
*	Legg Mason ClearBridge Capital Fund, Institutional Class	Interests in registered Investment Company - Equity		44,528	1,037,951
*	Legg Mason Esemplia Emerging Markets Equity, Institutional Class	Interests in registered Investment Company - Equity		117,294	2,459,654
*	Royce Pennsylvania Mutual Fund, Investment Class	Interests in registered Investment Company - Equity		1,605,451	18,703,502
	SSGA S&P 500 Index Fund	Interests in registered Investment Company - Equity		1,145,088	23,680,427
	T Rowe Price Small Cap Stock Fund	Interests in registered Investment Company - Equity		449,488	15,475,863
	Templeton World Fund Advantage	Interests in registered Investment Company - Equity		1,010,993	14,993,026
	American Washington Mutual Investors, R6	Interests in registered Investment Company - Equity		332,962	9,063,214
	Eaton Vance Income Fund of Boston, Institutional Class	Interests in registered Investment Company - Fixed Income		649,088	3,790,673
*	Legg Mason Western Corporate Bond Fund - Institutional	Interests in registered Investment Company - Fixed Income		315,170	3,517,299
*	Legg Mason Western High Income Institutional	Interests in registered Investment Company - Fixed Income		1,130,596	6,885,331
*	Legg Mason Western Short-Term Bond Fund - Institutional	Interests in registered Investment Company - Fixed Income		910,070	3,521,973
	PIMCO Foreign Bond	Interests in registered Investment Company - Fixed Income		399,527	4,167,064
	PIMCO Total Return	Interests in registered Investment Company - Fixed Income		1,426,252	15,474,829
*	Western Asset Core Plus, Institutional Class	Interests in registered Investment Company - Fixed Income		1,371,948	14,789,598
*	Western Asset Inflation Indexed Plus Bond Fund, Institutional Class	Interests in registered Investment Company - Fixed Income		147,380	1,607,918
*	Western Asset Institutional Liquid Reserves Fund, Class A	Interests in registered Investment Company - Fixed Income		26,959,484	26,959,484
*	Legg Mason Common Stock	Common Stock		20,463	742,188
*	Legg Mason Common Stock Fund	Unitized Fund		820,645	14,413,455
*	Notes receivable from participants	Interest rates range from 4.25% to 10.50%, maturing through March 2029.			6,446,969

*	Denotes a party-in-interest as defined by ERISA.
**	Participant directed investment, therefore, no cost basis required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 17, 2011	THE LEGG MASON PROFIT SHARING AND 401(k) PLAN AND TRUST

	By:	/s/ James R. Savage
James R. Savage
Plan Administrator

EXHIBIT INDEX

Exhibit No.

23	Consent of Stout, Causey & Horning, P.A.